Exhibit 1.01

Masimo Corporation
Conflict Minerals Report
For the Calendar Year Ended December 31, 2018
Masimo Corporation (“Masimo”, “we”, “us” or “our”) is filing this Conflict Minerals Report (this “Report”) in compliance with Rule 13p-1 of the Securities Exchange Act of 1934, as amended (“Rule 13p-1”), for the calendar year ended December 31, 2018; and pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd- Frank Act”). Rule 13p-1 requires companies to publicly disclose certain information relating to their use of “Conflict Minerals” that originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “DRC Countries”) that may be contributing to human rights abuses if those minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by those companies. Rule 13p-1 requires companies to report whether Conflict Minerals that originated in the DRC Countries exist in their supply chains. “Conflict Minerals” are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite and their derivatives, which are limited to tin, tantalum and tungsten, or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the DRC Countries.
During a registrant’s supply chain review, if it is determined that Conflict Minerals are necessary to the functionality or production of a product manufactured, or contracted to be manufactured, by the registrant, the registrant is required to perform, in good faith, a reasonable country of origin inquiry (“RCOI”) regarding those Conflict Minerals. The purpose of the inquiry is to determine whether any of the Conflict Minerals originated in the DRC Countries or from recycled or scrap sources. Based on current Securities and Exchange Commission (“SEC”) guidance and court rulings, Masimo has decided not to voluntarily describe our products as “DRC conflict free”, and, therefore, an independent private sector audit of this Report is not required and has not been conducted.
Company Overview
Masimo is a global medical technology company that develops, manufactures and markets a variety of noninvasive monitoring technologies and hospital automation solutions. We provide our products to hospitals, emergency medical service providers, home care providers, physician offices, veterinarians, long-term care facilities and consumers through our direct sales force, distributors and original equipment manufacturer (OEM) partners. Our mission is to improve patient outcomes and reduce the cost of care. We were incorporated in California in May 1989 and reincorporated in Delaware in May 1996.
Product Overview
Our core business is Measure-through Motion and Low Perfusion® pulse oximetry, known as Masimo Signal Extraction Technology® (SET®) pulse oximetry. Our product offerings have expanded significantly over the years to also include noninvasive monitoring blood constituents with an optical signature, optical regional oximetry monitoring, electrical brain function monitoring, acoustic respiration monitoring, and exhaled gas monitoring. In addition, we have developed the Root™ patient monitoring and connectivity platform, the Radical-7® and Rad-97™ bedside and portable patient monitors and the Radius-7® wearable wireless patient monitor.

We have also developed the Patient SafetyNet1 supplemental remote patient surveillance and monitoring system, which currently allows up to 200 patients to be monitored and viewed simultaneously and remotely through a PC-based monitor or by care providers through their pagers, voice-over-IP phones or smartphones.
We have also developed hospital automation and connectivity solutions, such as Iris® and Iris Gateway®, which allow the transfer of data from Masimo and third-party devices to hospital electronic medical records, and UniView™, which provides an integrated display of real-time data from Masimo and third-party devices. For an overview of our product offerings and technologies, please refer to “Business” in Part I, Item 1 of our Annual Report on Form 10-K for the fiscal year ended December 29, 2018, filed with the SEC on February 26, 2019.
Our solutions and related products are based upon our proprietary Masimo Signal Extraction Technology® (SET®) and rainbow® algorithms. These technologies are incorporated into a variety of product platforms designed to meet our customers’ needs. In addition, we provide our technologies to OEMs in a form factor that is easy to integrate into their patient monitors, defibrillators, infant incubators and other devices.
Our technology is supported by a substantial intellectual property portfolio that we have built through internal development and, to a lesser extent, acquisitions and license agreements. In addition, we have also exclusively licensed from Cercacor Laboratories, Inc. the right to certain OEM rainbow® technologies and to incorporate certain rainbow® technology into our products intended to be used by professional caregivers, including, but not limited to, hospital caregivers and alternate care facility caregivers.
Materials and Supply Chain Overview
Masimo has determined that certain of its products may contain Conflict Minerals due to the anticipated presence of these minerals in parts obtained from suppliers or from the use of Conflict Minerals in the manufacturing processes employed by Masimo. Masimo is not a vertically integrated manufacturer, does not make direct purchases of raw ore or unrefined Conflict Minerals from the DRC Countries and is, therefore, several levels removed from the actual mining of Conflict Minerals. As a result, in order to comply with Rule 13p-1, we rely upon our suppliers to provide information on the origin of the Conflict Minerals contained in components and materials supplied to us, including the sources of Conflict Minerals that are supplied to them from sub-tier suppliers. We have adopted responsible sourcing of minerals requirements with our Conflict Minerals Policy and our suppliers are expected to provide Conflict Minerals sourcing information to us in accordance with such policy. A copy of our Conflict Minerals Policy is available on our website at: http://www.masimo.com/company/investors/corporate-governance/
Reasonable Country of Origin Inquiry (RCOI)
Masimo has continued its supplier and parts based risk assessment in determining which suppliers/parts were “in scope” for the 2018 RCOI survey. Masimo ultimately identified 443 suppliers that provided or can potentially provide components and/or materials which are included in the products that Masimo offers to our customers. The RCOI was intended to determine which Masimo-utilized parts contain Conflict Minerals and whether those Conflict Minerals originated in DRC Countries. Masimo asked suppliers to provide information regarding: (1) the Conflict Minerals contained in each of the parts supplied by that supplier, and (2) the source of those Conflict Minerals, including smelter or refinery information and the location of mines. These suppliers were asked to complete the Responsible Business Alliance Responsible Minerals Initiative (RBA-RMI) Conflict Minerals Reporting Template (ver. 5.12). Due to the breadth and complexity of our products and supply chain, we expected that it would take significant time for many of our suppliers to collect and verify the origin of Conflict Minerals in the products they supply to us. While this has proven to be true, Masimo continues to make year-over-year progress in the quality and depth of responses received from our supplier base.
Of the 443 suppliers that were surveyed in 2018, Masimo has received responses from 403 suppliers as of the date of filing of this Report, all of which have completed a Conflict Minerals Reporting Template (CMRT) and/or provided a declaration and/or a policy.
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1 The use of the trademark Patient SafetyNet is under license from the University Health System Consortium.

Of the 403 suppliers that completed a CMRT and/or provided a declaration and/or a policy, 232 declared that they were DRC Conflict Free, 77 declared that they were DRC Conflict undeterminable, 10 declared that they were out-of-scope, 10 provided partial responses such that their status remains unknown, and 74 provided a policy only. None of the suppliers that responded specifically declared that they were not DRC Conflict Free.
Masimo is continuing to work with our suppliers that were either non-responsive or provided incomplete or partial responses to our requests in order to obtain a satisfactory response.
Due Diligence Process
Masimo has implemented a due diligence process regarding the source and chain of custody of our Conflict Minerals. We have designed our due diligence framework to conform in all material respects with the framework provided by The Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, an internationally-recognized due diligence framework. Our due diligence process includes:

1.	Adopting a Conflict Minerals Policy. As previously stated, a copy of our Conflict Minerals Policy is available on our website at: http://www.masimo.com/company/investors/corporate-governance/

2.
Establishing a governance model to oversee the implementation and ongoing management of the Conflict Minerals Compliance Program. Masimo’s governance structure includes resources responsible for the implementation, documentation, reporting, and oversight of the Conflict Minerals Compliance Program. The governance structure consists of an Executive Steering Committee (ESC) and Core Team. The ESC oversees the Conflict Minerals Compliance Program and will update, as necessary, Masimo’s Board of Directors. The ESC sponsors and monitors the Core Team in its efforts to execute the Conflict Minerals Compliance Program. The Core Team consists of representatives from Masimo’s business and corporate functions and manages the due diligence and risk management of Masimo’s suppliers. Core Team responsibilities include updating processes and procedures, as well as implementing the Conflict Minerals Compliance Program to meet Masimo’s objectives.

3.
Submitting the RBA-RMI Conflict Minerals Reporting Template to suppliers of parts/materials potentially containing Conflict Minerals. This template includes questions regarding a company’s conflict-free policy and engagement with its direct suppliers and provides a standardized method for Masimo to use in the collection of representations, statements, and data from Masimo’s suppliers relative to the presence, use, source, and chain of custody of Conflict Minerals in supplier parts that are used in Masimo’s products. Responses are reviewed for completeness, reasonableness and consistency.

4.
Comparing smelters identified in the reporting templates against the list of smelter facilities that have been identified as “conflict free” by the RBA-RMI Responsible Minerals Initiative (RMI). The RMI is a voluntary program whereby an independent third party evaluates smelter procurement activities to determine whether a smelter has sufficiently demonstrated that all materials processed by that smelter originated from sources that do not directly or indirectly finance or benefit armed groups in the DRC Countries.

5.
Providing mechanisms to report violations of Masimo’s policies. We have mechanisms in place that enable employees, suppliers and others to report violations of Masimo’s policies. Alleged violations may be brought to the attention of Masimo’s Compliance Officer by written correspondence on a confidential basis. This reporting mechanism is published on our website at: http://www.masimo.com/company/masimo/codes-of-conduct

Risk Mitigation - Improvement Program
We are committed to further improving our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard RMI CMRT and continuing our outreach efforts in order to further develop transparency in our supply chain and mitigate the risk that Masimo’s use of Conflict Minerals benefits or finances armed groups.

During calendar year 2018, Masimo took the following steps to further this commitment:

1.	Continued to work with our suppliers that provided incomplete or insufficient information during 2018 in an effort to obtain compete and accurate information in 2019;

2.
Requested information and supporting data from all “in scope” suppliers on the Masimo Approved Supplier list that are subject to the 2019 reporting requirements by utilizing the RBA-RMI Conflict Minerals Reporting Template (ver. 5.12); and pursuing a completed template response that identifies the originating smelter and mine;

3.	Continued to follow our due diligence process to review and validate supplier responses that are obtained in support of Masimo’s 2019 Conflict Minerals reporting;

4.	Provided our Conflict Minerals Policy to suppliers in connection with our RBA-RMI Conflict Minerals Reporting Template - based supplier inquiry process for 2019;

5.
Continued the process of integrating Conflict Minerals transparency requirements into our supplier qualification and evaluation process, which includes the requirement for suppliers to disclose their Conflict Minerals status and policy via the Masimo Supplier Self-Assessment form;

6.
Continued the process of integrating Conflict Minerals supplier information and data collection/retrieval into Masimo automated systems to support supply chain transparency, internal audit efficiency and conflict free sourcing efforts;

7.
Continued to encourage our suppliers to purchase materials from audited, conflict-free smelters and determined whether the smelters that were used to process these minerals were validated as conflict-free as part of the Conflict-Free Smelter Program; and

8.	Included a Conflict Minerals disclosure clause in our Supplier Self-Assessment form to help evaluate and qualify our current and future supplier agreements.
Product Description
A list of parts used in Masimo monitor, printed circuit board and sensor products for which Masimo surveyed suppliers for Conflict Mineral content or Conflict Mineral use in production is attached as Exhibit A. Masimo continues to gather and assess the smelters and refineries used to process the Conflict Minerals used in Masimo’s products, and the countries of origin of those Conflict Minerals. However, despite our due diligence efforts, we do not have sufficient information to conclusively determine the countries of origin of all of the Conflict Minerals used in the products described above or whether the Conflict Minerals were obtained from recycled or scrap sources as of the date of filing of this Report.
Conflict Minerals Status Analysis and Conflict Status Conclusion
Based on current SEC guidance and court rulings, Masimo has decided not to voluntarily describe our products as “DRC conflict free,” “not having been found to be DRC conflict free” or “DRC conflict undeterminable”. However, we are continuing our due diligence process of working with our suppliers to gather sufficient smelter information, as well as using other sources to determine the country of origin of the Conflict Minerals used in our products or to identify the facilities used to process those Conflict Minerals. Masimo also plans to further integrate Conflict Minerals supplier information and data collection/retrieval into Masimo automated systems to support supply chain transparency, internal audit efficiency and conflict free sourcing efforts. In addition, we continue to integrate Conflict Minerals transparency requirements into our supplier qualification and evaluation process, including the requirement for suppliers to disclose their Conflict Minerals status and policy via our Supplier Self-Assessment form.

Masimo Corporation Conflict Minerals Report
Exhibit A
Description of Masimo Corporation’s 2018 Products (Parts/Supplies)

Product Description

▪	Electronic Parts, Assemblies and Components

▪	Cables, Cable Harnesses and Wires

▪	Power Supplies

▪	Printed Circuit Assemblies

▪	Displays/Monitors

▪	LEDs

▪	Solder

▪	Batteries

A-1